Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 29, 2014

VIA EDGAR TRANSMISSION

Ms. Naseem Nixon
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”) Securities Act Registration No: 333-108394 Investment Company Act Registration No: 811-21422 V2 Hedged Equity Fund (S000046201)

Dear Ms. Nixon:

Pursuant to Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of the Trust and its series, V2 Hedged Equity Fund (the “Fund”), is Post-Effective Amendment No. 37 and Amendment No. 38 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) for the purpose of responding to Staff comments with respect to registration of the Fund.

In addition, on behalf of the Trust and the Fund, we hereby request acceleration of this registration statement Amendment filed herewith on September 29, 2014, whereby the registration statement on Form N-1A would be declared effective no later than September 30, 2014.

Pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the 1933 Act, we have attached a separate letter from Foreside Fund Services, LLC, the Fund’s principal underwriter, requesting that effectiveness of the Amendment to the registration statement be accelerated to Tuesday, September 30, 2014, or as soon as practicable thereafter.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Trust for Advised Portfolios
Enclosure

FORESIDE FUND SERVICES, LLC

September 29, 2014

VIA EDGAR TRANSMISSION

Ms. Naseem Nixon
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”) Securities Act Registration No: 333-108394 Investment Company Act Registration No: 811-21422 V2 Hedged Equity Fund (S000046201)

Dear Ms. Nixon:

REQUEST FOR ACCELERATION.  As the principal underwriter of the V2 Hedged Equity Fund (the “Fund”), a series of the Trust, and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, as amended, we request that effectiveness of the Registration Statement that is filed herewith on Form N-1A on behalf of the Fund on September 29, 2014, be accelerated to September 30, 2014, or as soon as practicable thereafter.

Very truly yours,

Foreside Fund Services, LLC

/s/ Mark Fairbanks, President

  Foreside Fund Services, LLC
  Three Canal Plaza, Suite 100
  Portland, ME  04101